SCHEDULE A
to the
INVESTMENT SUB-ADVISORY AGREEMENT
Dated May 23, 2012 between
EXCHANGE TRADED CONCEPTS, LLC
and
INDEX MANAGEMENT SOLUTIONS, LLC
and
ETF SERIES SOLUTIONS

The Adviser will pay to the Sub-Adviser as compensation for the Sub-Adviser’s services rendered, a fee, computed daily at an annual rate based on the greater of (1) the minimum fee or (2) the average daily net assets of the respective Fund in accordance with the following fee schedule:

Fund	Minimum Fee	Rate
AlphaClone Alternative Alpha ETF	$10,000	0.055%
Vident Core U.S. Equity Fund	$10,000	0.0275%

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be executed as of November 25, 2013.

EXCHANGE TRADED CONCEPTS, LLC

By: /s/ J. Garrett Stevens Name: J. Garrett Stevens Title: Chief Executive Officer

INDEX MANAGEMENT SOLUTIONS, LLC

By: /s/ Michael J. Gompers Name: Michael J. Gompers Title: Chief Executive Officer

ETF SERIES SOLUTIONS

By: /s/ Michael A. Castino Name: Michael A. Castino Title: President